Exhibit 99.1

Diginex Limited Appoints Lubomila Jordanova as CEO to Accelerate Strategic Acquisitions and Drive Global Expansion

●	The appointment follows the acquisition of Plan A and supports Diginex’s strategy to build a top 5 sustainability and RegTech platform.

●	Founder and former Plan A CEO brings deep expertise in carbon accounting, decarbonization strategy, and EU sustainability regulation.

●	Former CEO Mark Blick transitions to Strategic Advisor after leading the Company through its Nasdaq listing and significant growth.

London, United Kingdom – January 28, 2026 – Diginex Limited (NASDAQ: DGNX)(“Diginex” or the “Company”), a leading provider of software that helps businesses and governments manage sustainability, regulatory, and supply chain data, today announced the appointment of Lubomila Jordanova as Chief Executive Officer, representing a key milestone in the Company’s next phase of growth and European expansion. Ms. Jordanova, Founder and former CEO of Plan A.earth GmbH (”Plan A”), which was recently acquired by Diginex, brings a proven track record of building and scaling one of Europe’s leading carbon accounting and decarbonization platforms. Her appointment reflects Diginex’s ambition to further strengthen its integrated sustainability and RegTech offering platform and accelerate execution across Europe and globally.

Lubomila Jordanova is a recognized leader in sustainability technology and climate strategy, with experience spanning entrepreneurship, finance, and policy advisory roles. She is the Founder of Plan A, a leading platform that helps companies measure, manage, and reduce their carbon emissions. Under her leadership, Plan A achieved significant growth across Europe, building global partnerships with organizations such as Visa and developing a client base that includes BMW, Chloé and more than 1,500 companies worldwide. In addition, Ms. Jordanova has served on advisory bodies for organizations including the European Investment Bank, WEPA, and Satgana, and brings a background in investment banking and venture capital across Asia and Europe. In recognition of her impact and leadership, Ms. Jordanova has been named an Obama Europe Leader, MIT Innovator Under 35 Europe, Marshall Fund Fellow, Top 50 Women Entrepreneurs in Germany (Handelsblatt), and has been featured in Forbes 30 Under 30 and Capital 50 Under 50, among other distinctions.

As part of this leadership transition, Mark Blick has stepped down as Chief Executive Officer, effective immediately. Mr. Blick, who led the Company through its successful Nasdaq listing in January 2025 and a period of significant growth and strategic acquisitions, will continue to support Diginex as a Strategic Advisor to the incoming CEO during the transition.

Under Mr. Blick’s leadership, Diginex achieved several transformative milestones, including a 293% increase in revenue, multiple strategic acquisitions to build a comprehensive compliance and sustainability platform, and the establishment of key relationships with global organizations such as HSBC, Coca-Cola, and Fitch Ratings. These efforts positioned Diginex at the forefront of a rapidly growing global sustainability software market projected to reach $80–100 billion by 2030.

The leadership transition reflects Diginex’s increasing strategic focus on becoming one of the top sustainability technology firms globally. The recent acquisition and integration of Plan A further enhances Diginex’s ability to deliver integrated solutions that connect sustainability reporting with practical data-driven emissions reduction strategies.

”This transition marks an exciting new chapter for Diginex as we deepen our global footprint and accelerate our integrated platform strategy,“ said Miles Pelham, Chairman of Diginex. “Mark’s visionary leadership has been instrumental in the Diginex IPO, scaling our RegTech solutions, and executing our M&A-driven growth. We are grateful for his continued contributions as a Strategic Advisor, where his expertise will support Lubomila and the team during this pivotal phase.”

“Ms. Jordanova brings extensive experience in carbon accounting, decarbonization strategy, and sustainability regulations, complementing Diginex’s existing capabilities in ESG reporting across 19 global frameworks, supply chain transparency, and AI-driven analytics,” said Mr. Pelham. “Her appointment is expected to enhance the Company’s ability to deliver end-to-end solutions that link regulatory compliance, value-chain emissions tracking, and actionable decarbonization pathways, particularly in response to evolving EU directives and global demand for verifiable sustainability data.”

“I am honored to lead Diginex at this transformative moment,” said Lubomila Jordanova, CEO of Diginex. “As Diginex accelerates its expansion across Europe and executes a focused M&A strategy, we are moving beyond simple data tracking towards building a true Sustainability RegTech powerhouse. By leveraging the collective strengths of the Diginex portfolio, we are transforming complex regulatory requirements into a sustainable competitive advantage that positions compliance as a strategic driver of growth and enterprise value.”

Mr. Blick commented: “It has been a privilege to guide Diginex from its early days to its current position as a dynamic force in Sustainability RegTech. I am excited to support Lubomila and the team in an advisory capacity as the Company’ enters its next phase of growth.”

The Board of Directors expressed its sincere appreciation to Mr. Blick for his leadership and dedication and looks forward to the Company’s continued innovation and expansion under Ms. Jordanova’s leadership.

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service. Plan A, Diginex’s subsidiary, is a leading corporate carbon accounting and decarbonization software provider, helping organizations measure, manage and reduce their environmental impact across Scope 1, 2 and 3 emissions in order to turn emissions intelligence into financial performance. As part of the Diginex group, Plan A plays a central role in creating long-term value for companies through decarbonization globally.

For more information, please visit the Company’s website: https://www.diginex.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact - Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact - US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global